pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Clarifies Reclamation Bonding Requirements.

Vancouver BC,  October 3, 2013:  At the request of our shareholders, the Company would like to clarify the bonding requirements for the Morrison Copper/Gold project.

The BC Mines Act and the Health, Safety and Reclamation Code for Mines in BC require mining operations to carry out a program of environmental protection and reclamation to ensure that land, watercourses and cultural heritage resources will be returned to a safe and environmentally sound state and to an acceptable end land use upon termination of mining.

The Mines Act and the Health, Safety and Reclamation Code are administered by the Ministry of Energy and Mines.  The Chief Inspector of Mines has the ultimate legislative authority for all issues pertaining to the Mines Act and the Health, Safety and Reclamation Code.

In accordance with the Mines Act, proponents of mining projects are required to obtain a permit from the Ministry of Energy and Mines prior to commencing any work on a mine site.  As a condition of the Mines Act permit, a financial security (the bond) must be posted in an amount acceptable to the Chief Inspector of Mines.  The amount of the bond is progressive over the life of the mine as the disturbance area increases.  This bond is held until the Chief Inspector of Mines is satisfied that all reclamation requirements for the operation have been fulfilled.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml